Applied Bioplastics Corp

Regulation Crowdfunding Form C
Offering Memorandum

Target Offering Amount of $100,000 to a Maximum Amount of $1,235,000

Climate Impact SAFEs or "Securities," "SAFEs"

Valuation cap: $20,000,000

Discount Rate: 85%

Minimum Investment: $200

Incremental Amounts of $200

Offering Period: From 14 December 2022 to 26 April 2023

Table of Contents

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Exhibit 2 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company intends to, but is not required to, execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

The Company

Name of Company [1]

[Full legal name of Company] Applied Bioplastics Corp. ("the Company," "the Issuer")

Address: 1503 E 13th St Unit A, Austin, TX 78702

Website: www.appliedbioplastics.com

Number of Employees: 20

State of Jurisdiction: Delaware

Date of Inception: 13 June 2019

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

DocuSigned by:

5A4531728EAB4FB...

Colin Ardern

President and COO

Directors [4]

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Colin Ardern	President and COO	13 June 2019 to present	President and COO, Applied Bioplastics Corp.
Other Position 1 at Issuer		**Period of time**	
Chief Executive Officer		13 June 2019 to 15 Nov 2022	
Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Applied Bioplastics Corp.	Chief Executive Officer	Sustainable materials development	13 June 2019 to 15 Nov 2022

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Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Alex Blum	Chief Executive Officer	13 June 2019 to present	Chief Executive Officer, Applied Bioplastics Corp.

Other Position 1 at Issuer	Period of time
Chief Impact Officer	13 June 2019 to 15 Nov 2022

Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Applied Bioplastics Corp.	Chief Impact Officer	Sustainable materials development	13 June 2019 to 15 Nov 2022

Officers [5]

[Provide the following for each officer: full name, current job title, dates held and prior three years of business experience, including any other positions with the Company]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	Current Position and title	Dates of Service	Principal Occupation	Other Employer
Colin Ardern	President and COO	13 June 2019 to present	President and COO	Applied Bioplastic Corp.

Other Position 1 at Issuer	Period of time
Chief Executive Officer	13 June 2019 to 15 Nov 2022

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Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Applied Bioplastics Corp.	Chief Executive Officer	Sustainable materials development	13 June 2019 to 15 Nov 2022

Full Name	**Current Position and title**	**Dates of Service**	**Principal Occupation**	**Other Employer**
Alex Blum	Chief Executive Officer	15 Nov 2022 to present	Chief Executive Officer	Applied Bioplastic Corp.
Other Position 1 at Issuer		**Period of time**		
Chief Impact Officer		13 June 2019 to 15 Nov 2022		
Business Experience in the Past Three Years				
Employer	**Title**	**Principal Business of the Employer**	**Dates**	
Applied Bioplastics Corp.	Chief Impact Officer	Sustainable materials development	13 June 2019 to 15 Nov 2022	

Principal Security Holders [6]

Below are the names and ownership levels of each person or entity, as of 10 November 2022 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Owner Name of Holder	**Number and Class of securities Now Held**	**% of Voting Power Prior to Security Offering**	**% of Voting Power After Security Offering**
Colin Ardern	4,000,000 Class F	43%	TBD
Alex Blum	4,000,000 Class F	43%	TBD

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Table 2. Beneficial Owners ownership percentages as of 10 November 2022

The Business

Description of Business [7]

[Describe the Company's business and provide a detailed business plan]

Applied Bioplastics Corp. is a Delaware C-corporation formed in June 2019.

The Company decarbonizes durable plastics by using plant fibers to reduce petrochemicals used in multiple classes of polymer and composite materials.

Through internal and third-party testing, the Company has demonstrated that the Applied Bioplastics material's mechanical properties and processing requirements match the material it replaces. Customer trials further validate these traits. Importantly, internal analysis of the cost to produce the Company's feedstock validate the Company's ability to offer its materials at price parity with the incumbent feedstocks.

Business Summary: We have proven how to use plant fibers to reduce petrochemicals used in multiple classes of polymer materials. Harvesting fibrous plants and producing plant fiber-based plastic alternatives sequesters CO_2 while creating mechanically superior products. By developing novel research, we are producing commercially viable plant-based plastic alternatives and sustainable materials that improve the health of our planet and offer solutions to planet-harming petroleum-based plastics. The Company's products have the potential to transform materials technology and the plastics industry by providing a means for manufacturers to reduce their carbon footprint with minimal effort.

The Company has two products ready to market: a pelletized biothermoplastic feedstock and a biothermoset resin building material. The initial objective is to reduce the amount of petrochemical content in essential polymer-based materials. We believe that success will feed research and disruption in other economic sectors.

Current TAM: According to this article "Polypropylene Market to Reach USD 155.57 Billion By 2026" from Globe Newswire, August 1, 2019 (http://www.plastemart.com/plastictechnical-articles/global-polypropylene-market-is-expected-to-cross-us$124-bln-in2019/2072), the polypropylene market alone will exceed $155b in 2026. While polypropylene is 23% of the total plastics market, we see opportunities for other polymers that expands the TAM further.

Other revenue streams: We have three sales channels:

- Direct
  Bulk sales to feedstock consumers (e.g. injection molding vendors) or to their controlling

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customers (object fabricators or brand manufacturers). Working within the Company's own supply chain of vendors and in-house facilities, the Company produces the feedstock and sells it to these consumers.

- Partner
  Through licensing and supply agreements, the Company enables partners to produce its feedstock and sell it to the partners' customers. Appropriate license fees and royalties are used to compensate the Company for these arrangements.

- Distributor
  To extend the Company's sales reach, especially to smaller feedstock consumers, the Company is negotiating with distributor/broker firms to include its products in the distributors' catalog. Sales through this channel will be fulfilled using the Company's supply chain of vendors and in-house facilities, with a small royalty paid to the distributor to compensate for the sales function performed.

Target markets: We are targeting the global polypropylene market currently serviced by pure petrochemical polymers produced by major feedstock producers such as BASF, Dow Chemical, SABIC, and Chevron. To generate demand, we are approaching eco-conscious brand manufacturers that consume the feedstock but want to reduce their carbon footprint while also offering our material to injection molders producing objects for the brand manufacturers.

Potential market share in 1 and 5 years: We anticipate market share of 0.01% in 2024, growing to 1.1% by 2026.

Customer problem: Brand manufacturers are facing pressure from shareholders, customers, and (eventually) regulators to reduce the carbon footprint of their products and their operations. Those brands that demonstrably improve their carbon footprint realize a competitive advantage as their customers become more demanding of eco-friendly products.

The injection molders that service brand manufacturers want to produce quality items at low cost. To differentiate themselves, injection molders seek to establish themselves as accomplished in emerging materials that their competitors have not adopted.

Solution: Our solution is to provide plant fiber-based co-feedstocks to blend with polypropylene to create material that significantly reduces the carbon footprint of durable products. Doing this at price parity and minimal switching costs makes the solution obvious and easy. Furthermore, these blends meet the mechanical properties needed for the applications.

Because our co-feedstocks act as a polymer enhancement, the blends produced have better characteristics than typical bio-based co-feedstocks that are used as fillers. Plant fibers become part of the polymer matrix rather than merely taking up space.

Competition: While there are many companies endeavoring to commercialize academic research into biopolymers, most are working on other types of plastic that are single-use with short usage time.

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Applied Bioplastics Corp. applauds those efforts and hopes that they reach commercial scale with viable economics soon. In contrast, the Company focuses on durable polypropylene applications. Polypropylene in general makes up the largest portion of the plastics market yet has been ignored by the circular economy/biodegradable plastics efforts. The Company's technology is ideally suited for this segment and makes use of the long usage times and slow degradation half-lives to lock away CO_2 for decades.

The Company sees a few attempts at biopolypropylene but the Company expects they are expensive and mechanically inferior to the incumbent products; thus not suitable for widespread adoption. These other approaches either mix biomaterial into polymer resin without modification - which dramatically weakens the resulting blend - or attempt to convert cellulose directly into a plastic using a totally new and expensive to build process.

The Company uses a combination of plant fiber preparation and processing techniques to create its feedstock. By optimizing to compete on price and performance as a drop-in replacement, adoption is easy.

Applied Bioplastics Corp. recognizes these types of competitors:

- Traditional Plastics Producers - The Company's material has a noticeably smaller CO_2 footprint while maintaining price parity, offering similar properties, and not requiring process changes. Examples of these producers are the major and supermajor oil companies such as Total, Dow, LG, Borealis, and Sumitomo.
- Engineered Bioplastics Producers - Due to the production costs for these materials, these producers focus on niche applications that can command significant price premiums over commodity plastics. Furthermore, their production processes are unique and difficult to scale to the volumes we are targeting. Examples of such producers include:
  Origin Materials - www.originmaterials.com
  Mango Materials - www.mangomaterials.com
  Full Cycle Bioplastics - www.fullcyclebioplastics.com

Other revenue streams: Our platform technology for integrating plant fiber with petrochemical feedstock is applicable across various classes of polymers. We started with polypropylene blends and have already assessed the feasibility of producing PVC, ABS, and HDPE blends.

Go to market strategy and sales strategy: We target global brands that have committed to making substantial progress in reducing their carbon footprint. We seek out the product owners and designers that determine what materials are used in their products, offering them a better alternative that helps them meet their corporate goals and adds brand value for their customers. Since such enterprise sales have long cycles, we are also approaching injection molders who produce items and help their clients design their products. By offering a better alternative to their clients, these injection molders attract more interest and create demand for our material.

See Appendix 4. The Offering Page for more information.

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Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

Applied Bioplastics Corp. is the parent company and issuing company based in the US. We have two foreign subsidiaries in India (Applied Bioplastics India Pvt Ltd) and Bangladesh (Applied Bioplastics Ltd) which support our employees and operations in those countries. Investment in Applied Bioplastics Corp. will be applied across all three entities to further our mission and deliver on the use of funds described in the Use of Proceeds [10] section below.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>Specific Risk Factors [8, 22, 23]</u>

<u>Material Risk Factors [8]</u>

[Summarize (in bold) and then describe each material factor that makes investing in the Company risky]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

Demand

<u>Slow Customer Acquisition</u>

The Company's growth depends in part on its ability to attract new customers and acquire additional customers, as well as to increase sales of additional solutions to existing customers. The rate at which new and existing customers purchase solutions depends on a number of factors, including customers'

perceived need for our technology and solutions, general economic conditions, and the Company's ability to compete effectively with its competitors. The Company may also be forced to engage in sophisticated and costly marketing efforts, which may not result in additional sales. The durable plastics industry is notoriously slow to change due to the lack of compelling alternatives that support or improve the economics of the business. There is a risk that the Company will not acquire customers quickly enough to support the growth assumptions in the financial projections included in this offering. This would cause higher costs and may necessitate additional investment to achieve growth over a longer period of time, and may adversely affect the Company's business, operating results and financial condition.

Dispersed Customers

Applied Bioplastics Corp. uses a distributed manufacturing model to minimize the CO_2 emissions of its production process. It seeks to locate plant fiber treatment relatively close to where the plant fiber is grown yet also close to where the plant fiber is blended (compounded) into thermoplastic. The economics of this model depend upon a sufficient nexus of customer demand. If customers are dispersed widely with low demanded volume, the Company would be forced to fulfill orders across longer distances, narrowing the unit margin of the product as well as increasing its CO_2 footprint. The risk is that these impacts are so severe that the Company must decline sales.

Competition

There is the threat of competition, as it is possible that other biobased material companies may target the same markets and customers that the Company intends to. Competitions may lead to a decrease in expected sales and increase in costs to acquire customers if such competitors are able to achieve similar pricing and performance measures.

Feedstock Volatility

Applied Bioplastics requires petrochemicals and plant fiber to blend its products. Both are subject to market forces that affect price and availability. There is a risk that these supplies are not available or are very costly when and where needed, which would impact the Company's ability to deliver and thus reduce its reputation with buyers.

The Company manufacturing facilities is planned to be international. Specifically, India and Bangladesh. Geopolitical risk, forgeign currency exchange rates, among other items may increase the risk of delays in production.

Production

Lead Time for Facilities

The Company's blends are currently produced using vendors in India. As demand increases, the Company can continue to use vendors, although the margins will be reduced and the vendors' availability is beyond the Company's control. Building facilities to move some of the production

in-house takes several months and must be justified by sufficient demand. The risk is that rapid increases in demand drive narrower than expected margins due to higher reliance on vendors than the Company would prefer. This would lower the growth rates assumed in the Company's projections.

Financial

Availability of Project Financing / Leasing for Facility Construction

The Company's business plan includes the construction of facilities for treating plant fiber. The costs of each facility is amortized into the cost of goods and services for the treated plant fiber. This is predicated on the use of project financing and/or leasing to support the amortization of capital expense. The risk is that such financing or leasing is not available at sufficiently attractive costs, requiring that the building of such facilities be delayed until sufficient profit (or additional investment) is available. This would lower the growth rates reflected in the Company's projections.

Availability of Affordable Accounts Receivable Factoring Lending

The Company's projections anticipate net 60 day payments on invoices. As the volume of sales increases, the size of Accounts Receivable grows quickly. The Company expects to use factoring lending to manage the Accounts Receivable balance. There is a risk that the Company cannot arrange affordable factoring lending which would impact the ability of the Company to service additional growth. Profits can be redirected to offset this impact somewhat. The overall impact would be slower growth than shown in the Company's projections.

History of Losses

The Company has a history of financial losses and may not attain profitability. If the Company does not achieve or sustain profitability in the future, it may be unable to continue its operations or operate as a going concern. The Company has incurred net losses since its formation. After the Offering, the Company may continue to incur significant operating losses and negative cash flows in the future. The Company may not attain profitability. Even if the Company does attain profitability, it may not be able to sustain it in the future.

Regulatory

Manufacturing Regulations

Over time, the Company will be deploying manufacturing facilities to prepare and treat plant fiber while lowering unit costs for its feedstock. These small industrial facilities will be subject to local, state, and country regulations and permitting. While the Company tries to anticipate the timeline to receive permits and comply with regulations, the Company does not control the speed in which permission to build and operate is granted. The risk is that anticipated demand cannot be serviced locally, requiring fulfillment from other facilities. The costs of that fulfillment will factor into the pricing and availability of the Company's products and impact the financial projections.

Tax Regulations

The Company has not assumed any tax incentives in its plan. It does not rely on carbon credits to achieve market advantage. However, competition may use such incentives to gain advantage. The risk is that the Company loses (or does not secure) market share until it can match the tax behavior of its competition.

Legal

The Company may be subject to lawsuits and litigation in the future. Even if the Company is successful in defending any claims made against it, the costs of defending against such claims would drain the Company's resources. This could delay or prevent the Company from achieving profitability and impact its ability to obtain financing to fund its operations in the future or to attract an acquiring Company.

Crowdfunding Risks

Speculative

The Company's business objectives must be considered highly speculative, and investing in a SAFE is speculative, involves a high degree of risk, and is suitable only for persons who are able to assume the risk of losing their entire investment. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Limited operating history

The Company and its business plans, the contractual relationships required, and other components that will make the Company a success are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2019 has limited operational history. The Company has not secured its first recurring purchase order for production use of its products yet. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, regardless of the experience of the management team. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Nascent Industry

The biocomposites industry has not matured. There is also limited proof of the business model with no certainty of the number or persistence of consumers interested in purchasing biocomposite material

made with Applied Bioplastics Corp.'s technology. Applied Bioplastics Corp.'s growth relies on continuing to attract new customers.

Investment In Personnel

The Investment in a SAFE is also an investment in the founders or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company. Each of Colin Ardern and Alex Blum, directors of the Company, hold substantial equity interests in the Company and their interests may be different from those of the Investors.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees. To be successful, the Company needs people to run the day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate these personnel when needed. The Company may make hiring mistakes. Not attracting the right personnel or making hiring mistakes could adversely affect the business, financial condition, and operating results. Competition for highly skilled personnel is frequently intense. The Company competes with many larger and better funded organizations both inside and outside of its industry for skilled personnel, and the Company may be unable to compete with the compensation and other benefits that these organizations offer to attract candidates and retain existing personnel.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. Any additional funds raised may provide for rights, preferences or privileges senior to the SAFE. In addition, the terms could impose significant

restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General economic conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions, could impact the Company's ability to collect payments.

COVID-19

COVID-19 or similar public health emergencies may impact the Company's ability to fulfill contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Vendors may experience unexpected financial difficulties given unemployment rates and illness amongst employees and thus default on or delay their contractual obligations which in turn would impact the Company's to meet its obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and impacts its forecasted need for capital.

Investment is not a Diversified Investment

The Company is a "non-diversified" investment and changes in the financial condition or market value of its projects may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until the Maturity Date. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, there is no public market for this SAFE and you cannot expect one to develop. An Investor may have to locate an interested buyer if such Investor does seek to resell a SAFE and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Restrictions on Transferability of SAFEs Will Limit the Ability of Purchasers to Transfer their Interests

SAFEs offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the SAFEs may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available.

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No Public Market

There is no public market for, and the investor may be unable to sell, the SAFEs. The Company's offer and sale of theSAFEs will not be registered under the Securities Act or under any state securities laws. No transfer of the SAFEs may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. Those costs can be prohibitive.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

SAFE Risks

Indefinite or delayed conversion

The SAFE will convert to equity if the company raises an equity financing, dissolves, or conducts a liquidity event, initial public offering, or direct listing. If that does not happen you could own your SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering or direct listing. If neither the conversion of the Securities nor a liquidity event, initial public offering or direct listing occurs, Investors could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing.

No Voting Rights

The SAFE holder has no rights to vote and even upon conversion of the SAFE into equity interests and, unless the SAFE converts into equity of the Company, the holder will essentially never be able to vote upon any matters of the Company, except as required by law. You will have no ability to control the management of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Event of Default or Sale of the Company

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that SAFE holders will receive their investment back and an additional return. As a SAFE holder, you are ahead of equity interests outstanding at the time of the event for a payout; once the SAFE has converted, you will have the same liquidation or dissolution status as the equity triggering the conversion which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

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Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFES may be entitled to a return of the principal amount invested. Despite such contractual provisions in the SAFEs, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment.. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company 's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Long term or indefinite hold

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to sell their security. The investor must therefore bear the economic risks of its investment for an indefinite period of time.

No Promise of Return

Unlike a debt holder, a SAFE investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return, but also the greater opportunity for a higher return commonly referred to as risk vs return. Before dividends are paid to an equity holder, , the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As a SAFE holder, or if the SAFE converts to an equity owner in the Company, with no voting rights, you will not have any ability to influence the payment of dividends.

Valuation Risk

There is no present market for the SAFEs and the Company has not conducted a third-party valuation to set the offering price of the SAFEs, and such price has been set arbitrarily. The Offering price was not established in a competitive market thus the price has been set arbitrarily for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold at the Offering price or at any other price. The economic terms of the SAFEs have not previously been validated by any arm's lengths transactions in which any other third party has purchased a SAFE on such terms from the Company prior to the Offering, and the Company may, in the future, conduct additional issuances of SAFEs on economic terms more preferable to future investors than the economic terms of the Offering.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

No Public Market; Transfer or Sales Limitations

There is no public market for, and the investor may be unable to sell, the SAFEs, and if converted the equity interests.

No transfer of the SAFEs or if converted the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with

19

an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

Additionally, during the first year after issuance of the SAFEs or if the SAFEs are converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If converted to equity interests, Rule 144, which permits the resale of equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the security.

Limited opportunity to cure

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the Company's Business.

No Collective Action

There are no provisions for investors to communicate with each other or take any collective action.

Risks Related to Minority Ownership Factors [22]

[Describe the risks related to minority ownership in the Company]

SAFE investors have no voting rights. Upon conversion, they will be minority shareholders with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have less rights than other investors.

Risks Related to Certain Corporate Actions [23]

[Describe the risks to purchasers related to certain corporate actions, including additional issuances of securities, share repurchases, sale of the Company or assets of the Company and related party transactions]

Additional issuances of securities

The Company may issue additional securities of the same, or different, class, to the Securities of this offering which may reduce the value due to dilution. Those additional issuances may have preferred rights

or other preferential treatment that negatively impact the SAFE-holders ability to receive a dividend or expected return.

Company repurchases of securities

Any repurchase of securities potentially reduces the Company's available funds to support its business. Repurchases of Securities issued in this offering may be at a lesser value than they were purchased for. SAFE and minority shareholders will have no rights to influence the decision to repurchase shares.

A sale of the Company or of assets of the Company

A sale of the Company may be at a lesser value than the valuation you might expect for the Company. If the proceeds of a Company sale or other liquidity event do not exceed indebtedness owed by the Company, or the Company's creditor claims, if applicable, then such Company sale or liquidity event may result in a complete loss of your investment. Alternatively, a sale of assets may decrease the valuation of the Company, reducing the value of the SAFEs. SAFE holders and minority shareholders will have no rights to influence the decision to sell the Company or assets of the Company.

Transactions with related parties

Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to for key business investments In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value or result an issuance of securities with greater rights than Securities in this offering.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Purpose [9]

The Company desires to:

1. Obtain funds from crowdfunding investments to accelerate commercialization of the Company's biocomposite feedstock to improve the sustainability of durable plastics such as polypropylene.

2. Democratize support for sustainable materials by giving more people access to impact investing through Raise Green's crowdfunding platform.

3. Demonstrate consumer desire for sustainable options to traditional petrochemical durable plastics.

Use of Proceeds [10]

	If Target Offering Amount		If Maximum Offering Amount	
	$	**%**	**$**	**%**
Total Proceeds	**100,000**	**100%**	**1,235,000**	**100%**
Less: Raise Green Service Fees	7,000	7%	86,450	7%
Less: Raise Green Amendment Fee	1,000	1%	1,000	0.08%
Net Proceeds	**92,000**	**92%**	**1,148,550**	**92.92%**
Less: Payroll and New Hires	18,750	19%	407,550	33%
Less: Research & Development	35,000	35%	296,400	24%
Less: Marketing and Sales	31,750	32%	148,200	12%
Less: Other General & Administrative	6,500	6.5%	295,400	23.92%
Total Use of Net Proceeds	**93,000**	**93%**	**1,148,550**	**93%**

The Company will use the Target Offering Amount for the following:

Approximately 32% will be devoted to sales and marketing efforts to accelerate realizing revenue. Approximately 35% will fund research required to adapt products to specific customer needs. The balance will fund salaries of the current team of 20 staff and miscellaneous operating expenses.

Raise Green charges a 7% service fee and a $1,000 amendment fee.

The Company will use the Maximum Offering Amount for the following:

Approximately 12% will be devoted to ongoing sales and marketing efforts to accelerate realizing revenue. Around 24% will fund research required to adapt products to specific customer needs. 35% will

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fund current team salaries and support additional hiring focused on revenue generation. Ongoing operational costs, including legal and accounting fees, will consume the remaining funds.

Raise Green charges a 7% service fee.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Testing the Waters [11(a)]

[Disclose if the Company made use of any written communication or broadcast script to test the waters. If yes, provide copies of the material used]

The Company has made use of written communication or broadcast script to test the waters. They are included in Appendix 5.

Delivery of Securities [11(b)]

See Appendix 1

Canceling a Commitment to Purchase [12]

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

The Close date can be found in the Offering materials and on the Issuer's Offering page on the [Raise Green](#) portal.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

The Company is issuing SAFEs (Simple Agreement for Future Equity).

See the Terms of the Securities in the Subscription Agreement in Appendix 3

Voting Rights and Limitations [14, 15]

Do the securities have voting rights?   No

Are there any limitations on any voting rights? N/A

If the Security converts to Preferred Stock in the future, this Preferred Stock will have no Voting rights.

Modification of Terms [16]

If the SAFEs are converted into equity of the Company pursuant to the terms of the SAFEs, any modification to the terms of the securities issued upon conversion of the SAFEs must follow the rules established in the Certificate of Incorporation or Bylaws; further such securities may be subject to the transfer restrictions and any right of first refusal in the Company's Bylaws. The terms of the SAFEs cannot be modified solely by the Company once the SAFEs are issued to investors, except as otherwise authorized by applicable law. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

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(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer. See the Subscription Agreement Appendix 3 for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

[Describe the material terms of any other outstanding securities or classes of securities of the Company as of the most recent practicable date. Consult with your counsel to confirm accuracy]

The value listed next to a SAFE is the valuation cap used for that SAFE note.

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	Cash Raised	Voting Rights
Common stock classes						
Class F Common Stock	8,327,649	8,325,285	8,325,285	89.6016	$0.00	Yes

Total Common Stock issued and outstanding		8,325,285	8,325,285	89.6016	$0.00	
Convertibles						
SAFE UNCAPPED					$207,500.00	No
SAFE $6M					$250,000.00	No
SAFE $8M					$120,000.00	No
SAFE $10M					$580,728.76	No
Total Convertibles Issued					**$1,158,228.76**	
Debt						
Demand Notes						
Total Debt Issued					$217,801.56	
Option stock classes						
2019 Stock Incentive Plan (Class F)	2,364		2,364	0.0254	$0.00	
2019 Stock Incentive Plan (Class A)	963,802		327,323	3.5228	$0.00	

Total Option Stock issued and outstanding			329,687	3.5483	$0.00	
Shares available for issuance under the plan			636,479	6.8502		
Totals		8,325,285	9,291,451	100	$1,158,228.76	

Table 3. Capital Structure as of 30 November 2022

Limitation of Rights [18]

The SAFE holders are not entitled to vote on any matters of the Company.

Investors may not have the right to vote upon matters of the Company even if and when their SAFE securities are converted into SAFE Preferred Stock (the occurrence of which cannot be guaranteed). Depending upon the terms of such conversion, the SAFE Preferred Stock may have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the equity security holders may be required to enter into a proxy agreement with the Intermediary to vote their equity securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right.

Other Differences Among Classes of Securities [19]

[Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?]

All SAFEs listed above have a discount rate of 85%. As noted, some have no valuation cap (UNCAPPED) or a valuation cap ($6M, $8M, $10M). Otherwise, these securities have the same terms.

All Demand Notes listed above are debt securities that accrue interest annually at 5% and are payable on-demand by the Holder.

Each class of security authorized and/or issued by the Company has different rights and/or preferences. The SAFEs are senior or pari passu to outstanding equity securities of the Company, but junior to any outstanding indebtedness and creditor claims of the Company. If the SAFEs convert into equity securities of the Company pursuant to their terms, then such equity securities

may be junior to any SAFEs or other convertible instruments issued by the Company in the future. In addition, prior to conversion of the SAFEs pursuant to their terms, the SAFEs do not provide the SAFE holders with any right to receive any distributions or dividends from the Company's profits.

Rights of Principal Shareholders [20]

Principal Security Holders have all of the voting equity of the Company. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its SAFE obligations. SAFEholders have no ability to influence Company action.

Valuation of Securities Being Offered [21]

In a liquidity or dissolution event of the Company, the SAFE is intended to operate like a standard preferred equity instrument. Upon the next bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues preferred equity interests at a fixed valuation, the SAFE shall convert into the same type of preferred equity interests issued in such financing (with appropriate adjustment for the original issue price and liquidation preference of such interests) at a price per security equal to the lesser of the price implied by (i) a $20,000,000 post-money valuation cap (the "Valuation Cap"), or (ii) a fifteen percent discount to the price per security paid by investors in such equity financing. The Company has not conducted a third-party valuation in connection with the Offering,

In the future, the Company will retain third-party valuation firms to perform valuations of its stock based on a set of factors that may include the following: price of other securities offered by the Company, the Company's financial condition, general market conditions, the Company's business performance and projections, the Company's stage of maturity, the Company's competitive landscape, general economic conditions.

Outstanding Indebtedness [24]

The Company has the following outstanding material debts.

Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
$137,801.56	5%	Due and payable on demand	Colin Ardern, payable on demand
$80,000	5%	Due and	Alexander Blum, payable on demand

		payable on demand	
$106,506.25			Deferred legal fees – WilmerHale
$16,388.00			Deferred legal fees – Wilson Sonsini

Table 4. Material indebtedness of the Issuer as of this filing

Other Exempt Offerings [25]

The Company has conducted the following exempt offerings within the past three years.

The Company issued the below securities on the specified dates in reliance on the Regulation D exemptions afforded under Section 4(a)(2) of the Securities Act.

These offerings did not have a use of proceeds.

Round	Date Of Investment	Investment Amount	Share Type
SAFE UNCAPPED	Sep 28 2020	$50,000.00	PREFERRED
SAFE UNCAPPED	Oct 28 2020	$25,000.00	PREFERRED
SAFE UNCAPPED	Dec 12 2020	$25,000.00	PREFERRED
SAFE UNCAPPED	Feb 11 2021	$5,000.00	PREFERRED
SAFE UNCAPPED	Feb 11 2021	$5,000.00	PREFERRED
SAFE UNCAPPED	Mar 12 2021	$20,000.00	PREFERRED
SAFE UNCAPPED	Mar 22 2021	$25,000.00	PREFERRED
SAFE UNCAPPED	Apr 16 2021	$12,500.00	PREFERRED
SAFE UNCAPPED	Apr 23 2021	$40,000.00	PREFERRED
SAFE $6M	Aug 12 2021	$10,000.00	PREFERRED
SAFE $6M	Aug 20 2021	$10,000.00	PREFERRED
SAFE $6M	Aug 25 2021	$15,000.00	PREFERRED
SAFE $6M	Aug 26 2021	$15,000.00	PREFERRED
SAFE $6M	Aug 30 2021	$50,000.00	PREFERRED

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SAFE $6M	Aug 31 2021	$50,000.00	PREFERRED
SAFE $6M	Sep 20 2021	$100,000.00	PREFERRED
SAFE $8M	Dec 15 2021	$120,000.00	PREFERRED
SAFE $10M	Jan 15 2022	$100,000.00	PREFERRED
SAFE $10M	Apr 28 2022	$50,000.00	PREFERRED
SAFE $10M	Jun 15 2022	$131,228.76	PREFERRED
SAFE $10M	Jun 17 2022	$100,000.00	PREFERRED
SAFE $10M	Sep 13 2022	$50,000.00	PREFERRED
SAFE $10M	Nov 04 2022	$15,000.00	PREFERRED
SAFE $10M	Nov 04 2022	$15,000.00	PREFERRED
SAFE $10M	Nov 10 2022	$32,500.00	PREFERRED
SAFE $10M	Nov 11 2022	$27,000.00	PREFERRED
SAFE $10M	Nov 28 2022	$50,000.00	PREFERRED
SAFE $10M	Nov 28 2022	$10,000.00	PREFERRED

The value listed with a round is the valuation cap used for that SAFE note.

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company during the preceding 12 months]

A related part is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

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In 2023, 2021, and 2020, the Company entered into five Demand promissory notes with co-founder and one of the major shareholders, Colin Ardern in the aggregate amount of $137,802. The Notes bear an interest rate of 5%. Principal, accrued, and unpaid interest shall be due and payable on demand made by the holder. As of February 1, 2023, the outstanding principal balance of the notes is $137,802. The notes have been classified as current.

In 2023, the Company entered into two Demand promissory notes with co-founder and one of the major shareholders, Alexander Blum in the aggregate amount of $80,000. The Notes bear an interest rate of 5%. Principal, accrued, and unpaid interest shall be due and payable on demand made by the holder. As of February 4, 2023, the outstanding principal balance of the notes is $80,000. The notes have been classified as current.

In the past, the Company financed the business operation of its wholly owned Bangladesh subsidiary Applied Bioplastics Limited through equity injection. As of December 31, 2021, and December 31, 2020, Equity investment into this foreign legal entity is $171,000 and $84,000, respectively.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

The Company, which was organized in 2019 has limited operational history. The Company has not secured its first recurring purchase order for production use of its products yet.

Current Condition and Historical Results [28]

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Statement on Liquidity. Comment on any expected challenges.

What is your company's liquidity position? (e.g. cash, assets, etc.)

As of December 13th, 2022, Applied Bioplastics Corp. held assets of $89,992 split between Accounts Receivable ($8,119), cash ($80,317), and prepaid expenses ($1,556).

How fast will the Company use its current cash resources?

Currently, the Company is spending about $60K per month, which is adjusted monthly according to revenue received and additional investments collected.

How will funds from this raise affect your liquidity position?

The funds from this raise will be devoted to accelerating revenue generation and will not be held back to improve the Company's liquidity position. Therefore, the raise will not affect liquidity.

Statement on Capital Resources. Comment on any expected challenges.

What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)

As of December 13th, 2022, Applied Bioplastics Corp. held assets of $89,992

As revenue flow is demonstrated, the Company expects Seed round investment to begin that will cover additional spending prior to becoming a projected cash positive in late 2023. Delays in revenue flow or in investor commitments will result in further investments arriving later, thus impacting the Company's ability to grow as fast as projected.

Is the Company dependent on the capital resources described above?

Yes, the current assets and future investment are necessary to support the growth that the Company is projecting.

Financial Statements and Operation Discussion

	Most Recent Fiscal Year-end (2021) (unaudited)	Prior Fiscal year-end (2020) (unaudited)
Total Assets:	$369,201	$137,878
Cash & Cash Equivalents:	$ 191,296	$ 53,878
Accounts Receivable:	$ 5,500	$ 0
Short-term Debt:	$ 1,626	$-
Long-term Debt:	$ 87,802	$ 87,802
Revenues/Sales:	$9,581	$-
Cost of Goods Sold:	-	-
Taxes Paid:	$-	$-
Net Income:	$(277,951)	$(76,611)
# Employees	13	8

[Discuss the above financial results for the two years. Comment on if investors should expect similar or different results in the future]

The past two fiscal years laid the groundwork for revenue growth starting in 2023. Research and development on the Company's biocomposite offering along with market research and early trials occurred during those years.

In 2022, funds raised were applied to growing the sales team (added 3) and operations team (added 1), adapting products to customer requirements, and supporting the increased burn rate necessitated by the added personnel. These actions enabled greater sales engagement, including paid pilots, bringing the company closer to sustained revenue. Also, a revenue-sharing agreement signed in November 2022 with a vendor in India opened access to an established sales organization servicing an established customer set.

The Company expects revenue to begin arriving in early 2023 and becoming cashflow positive in late 2023 as the anticipated revenue exceeds monthly expenses.

Applied Bioplastics Corp. anticipates significant investment from institutional investors as purchase orders get signed. This investment is necessary to achieve the projected results in coming years.

Financial Milestones. Provide upcoming Yearly or Quarterly targets and metrics.

With sales beginning in January 2023, Applied Bioplastics projects the following target metrics:

dc-1132710

Initial ongoing direct revenue	1H 2023
Initial licensing revenue	2H 2023
Positive net income	2H 2023
Positive cumulative income	1H 2024

These projections are highly dependent upon how quickly sales grow, especially in 2023 and 2024.

Is the Company's viability dependent on the Offering?

The Company's viability depends upon near-term sales that demonstrate to investors that the projected growth is achievable. Since the Offering provides funds to accelerate the sales of the Company's products, it contributes to the Company's viability, but is not essential for the Company to remain viable.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

[Provide financial statements for the past two years. Exact requirements differ based on aggregate offering amount of securities to be offered – three tiers for first time issuers (less than $124,000; $124,000 - $618,000; more than $1,235,000)]

See Appendix 2.

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

<u>Other Material Information [31]</u>

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

The Company has no additional information to disclose.

Appendix 1 - Important Information About the Crowdfunding Process

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 7% of the amount raised and a $1000 filing fee which are withdrawn directly from the escrow account before disbursing funds to the Company.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the [Raise Green](#) portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.   If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and

proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors

should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Company requires written consent in advance of <u>any</u> pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC

40

to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

dc-1132710

Appendix 2 - Financial Statements

Balance Sheet

Income Statement

Notes to Financial Statements

APPLIED BIOPLASTICS CORP.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Applied Bioplastics Corp.
Austin, Texas

We have reviewed the accompanying financial statements of Applied Bioplastics Corp. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 2, 2022
Los Angeles, California

APPLIED BIOPLASTICS CORP.

BALANCE SHEET

(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	191,296	$	53,878
Acccounts Receivable, net		5,500		-
Prepaids and Other Current Assets		1,406		-
Total Current Assets		**198,201**		**53,878**
Equity Investment		171,000		84,000
Total Assets	$	**369,201**	$	**137,878**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	1,626	$	-
Promissory Notes and Loans		87,802		87,802
Accrued Interest		6,068		1,692
Other Current Liabilities		790		-
Total Current Liabilities		**96,286**		**89,494**
Simple Agreement for Future Equity (SAFEs)		577,500		100,000
Total Liabilities		**673,786**		**189,494**
STOCKHOLDERS EQUITY				
Class F Common Stock		83		83
Class A Common Stock		3		1
Additional Paid in Capital		126,913		101,933
Retained Earnings/(Accumulated Deficit)		(431,584)		(153,633)
Total Stockholders' Equity		**(304,585)**		**(51,616)**
Total Liabilities and Stockholders' Equity	$	**369,201**	$	**137,878**

See accompanying notes to financial statements.

APPLIED BIOPLASTICS CORP.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 9,581	$ -
Cost of Goods Sold	-	-
Gross profit	9,581	-
Operating expenses		
General and Administrative	278,103	136,995
Research and Development	-	3,237
Sales and Marketing	189	1,975
Total operating expenses	278,292	142,207
Operating Income/(Loss)	(268,711)	(142,207)
Interest Expense	4,375	1,688
Other Loss/(Income)	4,864	(67,284)
Income/(Loss) before provision for income taxes	(277,951)	(76,611)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (277,951)	$ (76,611)

See accompanying notes to financial statements.

APPLIED BIOPLASTICS CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Class F Common Stock		Class A Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	8,002,364	$ 80	-		$ 83,142	$ (77,022)	$ 6,200
Issuance of Stock	325,285	3			17,909		17,913
Share-Based Compensation			106,940	$ 1	881		883
Net income/(loss)						(76,611)	(76,611)
Balance—December 31, 2020	8,327,649	83	106,940	1	101,933	$ (153,633)	$ (51,616)
Share-Based Compensation			220,383	2	24,980		24,982
Net income/(loss)						(277,951)	(277,951)
Balance—December 31, 2021	8,327,649	$ 83	327,323	$ 3	$ 126,913	$ (431,584)	$ (304,585)

See accompanying notes to financial statements.

APPLIED BIOPLASTICS CORP.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(277,951)	$	(76,611)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		24,982		883
Changes in operating assets and liabilities:				
Acccounts receivable, net		(5,500)		-
Prepaids and Other Current Assets		(1,406)		-
Credit Cards		1,626		-
Accrued Interest		4,375		1,692
Other Current Liabilities		790		-
Net cash provided/(used) by operating activities		**(253,083)**		**(74,036)**
CASH FLOW FROM INVESTING ACTIVITIES				
Equity Investment		(87,000)		(84,000)
Net cash provided/(used) in investing activities		**(87,000)**		**(84,000)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		17,913
Proceeds from Simple Agreement for Future Equity (SAFEs)		477,500		100,000
Borrowing on Promissory Notes and Loans		-		57,087
Net cash provided/(used) by financing activities		**477,500**		**175,000**
Change in Cash		137,417		16,963
Cash—beginning of year		53,878		36,915
Cash—end of year	$	**191,296**	$	**53,878**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	4,375	$	1,688
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

APPLIED BIOPLASTICS CORP.

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

1. NATURE OF OPERATIONS

Applied Bioplastics Corp. was incorporated on June 13, 2019, in the state of Delaware. The financial statements of Applied Bioplastics Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

We decarbonize durable plastics by using plant fibers to reduce petrochemicals used in multiple classes of polymer and composite materials. Our materials achieve price parity with the material it replaces while also matching the mechanical properties and processing requirements. The company has two products ready to market: a pelletized bio-thermoplastic feedstock and a bio-thermoset resin building material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

Applied Bioplastics Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases.

APPLIED BIOPLASTICS CORP.

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of pelletized bio-thermoplastic feedstock and a bio-thermoset resin building material. The company has three sales channels: direct, partner, distributor. In the direct channel, we have active engagements (including paid trials) across 35 brand manufacturers spanning Fortune 500 CPG, consumer durables, electronics, automotive, toys, furniture, and outdoor leisure equipment. We have signed a revenue sharing agreement with one feedstock producer, and we are in conversations with multiple distributor/broker firms to access injection molder buyers of durable plastic feedstock. Our platform technology for integrating plant fiber with petrochemical feedstock is applicable across various classes of polymers. We started with polypropylene blends and have already assessed the feasibility of producing PVC, ABS, and HDPE blends.

APPLIED BIOPLASTICS CORP.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $189 and $1,975, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis.

APPLIED BIOPLASTICS CORP.

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 2, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2021		2020
Prepaid Expenses		1,406		-
Total Prepaids and Other Current Assets	$	1,406	$	-

Other current liabilities consist of the following items:

As of Year Ended December 31,		2021		2020
Texas State Comptroller Payable		790		-
Total Other Current Liabilities	$	790	$	-

APPLIED BIOPLASTICS CORP.

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Class F Common Stock

The Company is authorized to issue 8,327,649 shares of Common Stock class F with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 8,327,649 have been issued and are outstanding.

Class A Common Stock

The Company is authorized to issue 30,000,000 shares of Common Stock Class A with $0.0001 par value. As of December 31, 2021, and December 31, 2020, 327,323 and 106,940 shares of Preferred Shares have been issued and are outstanding.

5.   SHAREBASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2019	2,364	$ 0.10	-
Granted	106,940		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2020	109,304	$ 0.10	9.76
Granted	349,083	$ 0.10	
Vested	-	$ -	
Forfeited	(128,700)	$ -	
Outstanding at December 31, 2021	458,387	$ 0.10	8.76

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2021 and 2020 was $24,080 and $881, respectively.

6.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Demand Promissory Note - Colin Ardern	$ 17,802	5.00%	1/6/2021	On demand	$ 875	$ 1,299	$ 17,802	$ -	$ 19,101	$ 360	$ 360	$ 17,802	$ -	$ 17,802
Demand Promissory Note - Colin Ardern	$ 15,000	5.00%	4/20/2020	On demand	$ 750	$ 1,274	$ 15,000	$ -	$ 16,274	$ 524	$ 524	$ 15,000	$ -	$ 15,524
Demand Promissory Note - Colin Ardern	$ 25,000	5.00%	7/18/2020	On demand	$ 1,250	$ 1,818	$ 25,000	$ -	$ 26,818	$ 568	$ 568	$ 25,000	$ -	$ 25,568
Demand Promissory Note - Colin Ardern	$ 30,000	5.00%	11/18/2020	On demand	$ 1,500	$ 1,677	$ 30,000	$ -	$ 31,676.71	$ 177	$ 177	$ 30,000	$ -	$ 30,177
Total					$ 4,375	$ 6,068	$ 87,802	$ -	$ 93,870	$ 1,629	$ 1,629	$ 87,802	$ -	$ 89,071

APPLIED BIOPLASTICS CORP.

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2022	$	87,802
2023		-
2024		-
Thereafter		-
Total	$	**87,802**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

				As of Year Ended December 31,	
SAFE(s)	**Borrowing Period**	**Valuation Cap**	**Discount**	**2021**	**2020**
SAFEs 2020	Fiscal Year 2020	not set	85%	$ 100,000	$ 100,000
SAFEs 2021	Fiscal Year 2021	not set	85%	$ 157,500	$ -
SAFEs 2021	Fiscal Year 2021	$ 6,000,000	85%	$ 200,000	$ -
SAFEs 2021	Fiscal Year 2021	$ 8,000,000	85	$ 120,000	$ -
Total SAFE(s)				$ **577,500**	$ **100,000**

If there is Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	**2021**	**2020**
Net Operating Loss	$ (54,109)	$ (648)
Valuation Allowance	54,109	648
Net Provision for income tax	$ -	$ -

APPLIED BIOPLASTICS CORP.

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(56,952)	$	(2,843)
Valuation Allowance		56,952		2,843
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $271,201, and the Company had state net operating loss ("NOL") carryforwards of approximately $271,201. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

In 2021 and 2020, the company entered into four Demand promissory notes with co-founder and one of the major shareholders, Colin Ardern in the aggregate amount of $87,802. The Notes bear an interest rate of 5%. Principal, accrued, and unpaid interest shall be due and payable on demand made by the holder. As of December 31, 2021, and December 31, 2020, the outstanding balance of the notes is $87,802. The note has been classified as current.

In the past, the company financed business operation of its wholly owned Bangladesh subsidiary Applied Bioplastics Limited through equity injection. As of December 31, 2021, and December 31, 2020, Equity investment into this foreign legal entity is $171,000 and $84,000, respectively.

APPLIED BIOPLASTICS CORP.

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through December 2, 2022, which is the date the financial statements were available to be issued.

In 2022, the Company issued ten Simple Agreements for Future Equity ("SAFE") in the aggregate amount of $570,729. The valuation CAP is set to $10,000,000 and the discount rate is 85%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $268,711, an operating cash flow loss of $253,083, and liquid assets in cash of $191,296, which is less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Appendix 3 - Subscription Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.


APPLIED BIOPLASTICS CORP.

SAFE

(Simple Agreement for Future Equity)


THIS CERTIFIES THAT in exchange for the payment by the investor set forth on the signature page hereto (the "**Investor**") of the amount set forth on the Investor signature page hereto (the "**Purchase Amount**") on or about the date set forth on the Company signature page hereto (the "**Issuance Date**"), Applied Bioplastics Corp, a Delaware Corporation (the "**Company**"), issues to the Investor the right to certain equity of the Company, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $20,000,000.

The "**Discount Rate**" is 85%.

See **Section 2** for certain additional defined terms.

1.   *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of Equity Interests equal to the Purchase Amount divided by the Discount Price; or (2) the number of Equity Interests equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into Equity Interests, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the cash purchasers of Equity Interests, with appropriate variations for the Equity Interests issued to Safe holders, if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of Equity Interests equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").   If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to

-1-

satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating preferred Equity Interests. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Equity Interests);

(ii)   On par with payments for other Safes, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Equity Interests.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Equity Interests and other Safes who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Equity Interests basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Equity Interests to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2.   *Definitions*

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of the Company's directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Equity Interests basis):

● Includes all shares of the Company's Common Stock and Preferred Stock issued and outstanding;
● Includes all Converting Securities;
● Includes all (i) issued and outstanding Options and (ii) Promised Options; and
● Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into Equity Interests.

"**Direct Listing**" means the Company's initial listing of its equity (other equity not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing equity of the Company for resale, as approved by the Company's directors or similar management body. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the lowest price per share of the Equity Interests sold to investors paying cash in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Equity Interests, the amount of such dividend that is paid per Equity Interest multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Equity Interests at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Equity Interests**" means Preferred Stock of the Company; *provided* that, in the case of a conversion under Section 1(a) above, such Preferred Stock will take the form of a shadow series of non-voting equity interests, with rights and preferences identical in all respects to the Equity Interests issued in relevant Equity Financing, except (i) with respect to the original issue price and liquidation preference thereof, which shall reflect the Safe Price, and (ii) with respect to changes or limitations of any other rights or preferences as may be necessary or advisable to enable the Company to comply with Regulation CF.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of equity of the Company pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Equity Interests basis):

● Includes all Equity Interests issued and outstanding;
● Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
● Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation Equity Interests) where the holders of such securities are receiving Cash-Out

Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and

- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the lower of (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization, or (ii) the price per share of equity interest equal to the fair market value of the Equity Interests at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Offering Disclosure Documents**" means the Form C submitted by the Company to the SEC, together with all related attachments and disclosures thereto, which are summarized in Appendix 1 hereto.

"**Options**" includes options, restricted equity awards or purchases, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation equity consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Equity Interests' price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Raise Green**" means Raise Green, Inc.

"**Regulation Crowdfunding**" means Regulation Crowdfunding, as adopted by SEC under the Securities Act and the Securities Exchange Act of 1934.

"**Safe**" means an instrument containing a future right to Equity Interests, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Unissued Option Pool**" means all Equity Interests that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a)   The Company is a corporation duly organized and existing under the laws of Delaware and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)   The Company has all requisite power to execute and deliver this Agreement, and

to carry out and perform its obligations under the terms of this Agreement (subject to Section 3(d)). This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms

(c)   The Safes, when authorized and issued in compliance with the provisions of this Agreement, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Safes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

(d)   No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Equity Interests issuable pursuant to Section 1.

4.   *Investor Representations*

(a)   The Investor is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Safe, all as described in the Offering Disclosure Documents.

(b)   The Investor (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Safe.

(c)   The Investor can bear the economic risk of the purchase of the Safe, including the total loss of the Investor's investment in the Safe, and has adequate means for the Investor's current needs and possible contingencies and has no need for liquidity in this investment.

(d)   Any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Investor anticipates no material adverse change to that condition.

(e)   All of the information the Investor has provided in this Agreement is complete, true, and correct in all material respects.

(f)   Including the Purchase Amount, in the past 12-month period the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(g)   Updates and Reliance. The Investor shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Investor in this Agreement occurring prior to the Issuance Date. The Investor understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Investor to Raise Green and in this Agreement.

5.   *Miscellaneous*

(a)   Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature

page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Equity Interests for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company equityholder or rights to vote for the election of directors or on any matter submitted to Company equityholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until equity interests have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding Equity Interests (that is not payable in Equity Interests) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   This Safe and the rights under this Safe are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 2 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions).

(e)   In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, with applying any conflict of law principles, and the parties hereby consent to the personal jurisdiction of all federal and state courts in Texas and agree that venue shall lie exclusively in Travis County, Texas.

(g)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(h)   The Investor shall indemnify, hold harmless and defend (i) the Company, (ii) the members or other owners of the Company, (iii) Raise Green, and (iv) the other Safe holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "**Indemnified Parties**"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Investor's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations and warranties made by the Investor in this Agreement or in connection with any other Offering Disclosure Documents.

(i)   The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(j)   This Agreement may be executed by manual or electronic signature in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[Signatures Appear on Next Pages]

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered as of the Issuance Date.

By (Signature*):   _____

Print Name: _____

Purchase Amount (i.e. Subscribed Securities) $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Investor's Notice Address:

Investor Name: _____

Mailing Address: _____

     _____

Email: _____

Attention: _____

[Subscription Agreement -- <u>Investor Signature Page</u>]

The offer to purchase Subscribed Securities as set forth on the Investor Signature Page is hereby confirmed and accepted by the Company, unless otherwise noted below, in the Purchase Amount, as set forth on the Investor signature page, as of the Issuance Date set forth below.

Applied Bioplastics Corp.

By: _____

Print Name: **Colin Ardern**

Title: **President & COO**

Issuance Date: _____

[Subscription Agreement -- <u>Company Signature Page</u>]

This Subscription Agreement will be deemed fully executed and delivered by all parties **once this document has been returned to all Parties with the Issuance Date stamped.**

Appendix 1 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the <u>SEC EDGAR</u> database.

Type in **Applied Bioplastics Corp.** in the "company and person lookup" box.

The Company's Offering page that can be found on <u>www.raisegreen.com</u> has a Forum Section for Crowd and Company Live Questions and Answers!

Appendix 2 Restrictions on the Transfer or Sale of Securities

Advance written notice to the Company is required for any proposed transfer or sale of the securities.

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

At any time after the Purchase

The securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 - Offering Page

dc-1132710

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Applied Bioplastics SAFE

Decarbonizing durable plastics using Plant Fibers

$1.24M Maximum Offering Amount



0.5%
COMMITTED
$6K

INVEST

 

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*performance parity with traditional plastics while reducing emissions by
20-40%.*

Applied Bioplastics - Decarbonizing plastic



Highlights

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investor in this endeavor.

- Multiple paid pilots have proven the usefulness and suitability of our products.

- Our first agreement signed with a producer / distributor to secure production capacity and access established buyers was signed in Q4 2022, and first revenue is expected in Q1 2023.

- Minimum investment of $1,000, with incremental amounts of $1,000 thereafter, through a SAFE. (See Terms & Financials tab for full details)

- We have already opened conversations with over 30 household brands who are excited about using our material to help them reach their corporate climate action goals.

- Applied Bioplastics has a leadership team of disrupters with the skills to change an entrenched industry. We have 150 years of experience in plastic, 56 years in business, and 43 years of sales experience.

- Besides manufacturing lower-carbon durable plastics, we have a robust R&D team developing new and better biocomposites as well as a humanitarian operation using our technology to produce building material for temporary housing for refugees.

- Nearly $1.2M raised previously that has enabled initial discussions with 35 buyers, ranging from Fortune 10 brands to major petrochemical manufacturers to individual fabricators in India and the US.

Spread the Word!

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"We are so excited to make an immediate difference in the carbon footprint of durable plastics with our drop-in replacement. It's never been more urgent for us to fight climate change and we are taking action now to be part of the solution"

- Alex Blum, President & COO, Applied Bioplastics

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commercializing low cost, cellulose based biopolymers as a substitute for standard plastic. Our products are differentiated in that we're approaching the durable plastic market rather than single-use, which already has multiple potential solutions underway. Our feedstocks are less expensive than traditional plastic, and are made and used in the same capital equipment utilized by the entire plastics industry– which means there should be no barriers to massive adoption. We have a licensing scheme that will enable the giants of the industry to easily adopt our materials while increasing their net margins and producing a more sustainable end product. We are able to source our biomaterials from anywhere in the world, shortening supply chains and further improving sustainability. Lastly, we are not dependent on any single source of cellulose, which substantially de-risks our offering compared to other bioplastics providers.

We are raising up to $1.235 million to provide ample resources to introduce our material and secure our second round of sales and scale production. This documented demand enables our growth phase where we start capturing noticeable market share of the polypropylene market (valued at over $75B in 2020*).

*International Energy Agency, 2020. https://www.iea.org/data-and-statistics/charts/production-of-key-thermoplastics-1980-2050

The Impact

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footprint of the final material by over 40 percent, which is about 0.5 kg CO_2 per 1 kg of polypropylene (Scope 1 relative to the brand manufacturer). The product is scalable because it can blend with existing polymer production, specifically polypropylene.

Upside Potential

Through our investment in R&D, we anticipate achieving an 80% CO_2 footprint reduction through the use of other plant fibers and recycled/bio-based polymer resins.

Community Benefit

Our thermoplastic product is beneficial to farmers by providing them with multiple revenue streams: we not only purchase their non-food crops (e.g. jute, hemp), we can also purchase their waste fiber for use in our process. The feedstock cultivation also improves soil quality so that other crops can be rotated with better yields. Our thermoset roofing product provides dignified housing to low income populations and lowers the tension between refugees and the host communities by purchasing local plant fiber and employing local labor to produce the roofing and siding material.

Humanitarian Application

Applied Bioplastics' technology has many target markets and commercial applications, but we started with positive impact in mind. One of our first and most active applications is in the humanitarian sector, where we currently provide structural and siding materials to construct safe and durable housing for refugees in Bangladesh, in partnership with major NGOs.

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are headquartered in Austin, TX with employees and advisors across the US, India, and Bangladesh. We have subsidiaries in Bangladesh and India to support those operations. Our website is www.appliedbioplastics.com

The core technology has been under development since 2005 and was transferred to Applied Bioplastics in 2019. The company has since refined and expanded the technology to address the largest segment of the plastics market: polypropylene. Through sustained research, the techniques and formulations used to produce our products have been tuned to achieve our objectives of matching traditional durable plastic in terms of mechanical properties, price, and cost to adopt while delivering significant reduction in carbon footprint.

In 2021 and 2022, products based on this technology have been successfully trialed by large and small consumers of polypropylene and thus proving product-market fit. The company has also established a supply chain in India to produce our products at scale (several hundred metric tons per month) and is identifying a similar supply chain in the US.

Why Invest?

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the early supporters who help us introduce our product and create that documented demand. We have a tested product and our first production order, and we are ready to grow now.

From a financial reward perspective, your investment via a SAFE note reserves equity in a company poised to be an important force in the decarbonization of plastics. You can benefit from our success by investing now.

In the larger view, you would not be considering an investment in Applied Bioplastics if you did not care about the future of our planet. We know that we cannot continue emitting carbon dioxide and other greenhouse gasses at current levels into the environment and expect the environment to not change.

None of us want to give up on the standard of living that plastics has enabled, but at the same time, can you imagine eliminating enough plastic to actually change the trajectory of the environmental disaster that we are on?

Applied Bioplastics' proven technology significantly reduces the amount of greenhouse gases in a pervasive material critical to our way of life. With your support, we can act faster and have a bigger impact sooner.

Market & Strategy

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provide improved shelters for refugees (as opposed to tarps and bamboo sticks) using building material created locally with our technology.

Target Market

Our approach is to select sector leaders who have made significant public climate action commitments. We will leverage success with those leaders ("flagship customers") to generate momentum among others in the sector.

Competitive Advantage

While many companies are developing biomaterials, most are focused on short-lived plastics such as films, bottles, or dinnerware/cutlery. There are about 16 companies that are producing polypropylene or ABS with some amount of natural fiber. Where pricing is available, these materials are 50-100 times more expensive than conventional durable plastics. These companies also have not demonstrated the ability to deliver at scale.

Applied Bioplastics is producing a plant-based additive that can be blended with polypropylene (and in the future, other polymers) that is cheaper than the polypropylene it is being blended into. The cost of the blend is comparable to conventional polypropylene with similar properties as the polypropylene it is blended into. We have developed a toolkit of production techniques ranging from fiber treatment to feeding and processing that allow rapid scaling to address the large market opportunity that our material targets.

Press

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Category Winner at Energy Transition Venture Day at CERAWeek 2022



Interview with Aimforthemoon Corporate Innovation Studio

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Rice OTC Venture Pitch Day Winner



SXSW Pitch 2021 Winner

Team

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Alex Blum

Chief Executive Officer

Highly successful enterprise sales professional, documentary maker, policy advocate.

https://www.linkedin.com/in/alexappliedbio/

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| OVERVIEW | TERMS & FINANCIALS | FAQS | DOCUMENTS | VIDEO | UPDATES |



Colin Ardern

President & Chief Operations Officer

Educated in Finance, experienced in delivering multi-million dollar software implementations.

https://www.linkedin.com/in/colin-ardern/

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Ron Martin

Chief Strategy Officer

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Abhishek Ambekar

Principal Technical Advisor

Industry expert in biopolymers, experienced with production commissioning in plant-based plastics

https://www.linkedin.com/in/abhishek-ambekar-61aaa73/

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Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investors should carefully read the Issuer's Offering Materials, including the Form C and this Offering Page. Investors should seek advice from a financial advisor and ask questions, if any, directly to the Company on the Forum Section on this Page. Raise Green does not provide financial, tax, accounting, or legal advice, and does not recommend any particular investment. Investors must take into consideration their own particular financial circumstances prior to investing.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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additional customers, as well as to increase sales of additional solutions to existing customers. The rate at which new and existing customers purchase solutions depends on a number of factors, including customers' perceived need for our technology and solutions, general economic conditions, and the Company's ability to compete effectively with its competitors. The Company may also be forced to engage in sophisticated and costly marketing efforts, which may not result in additional sales. The durable plastics industry is notoriously slow to change due to the lack of compelling alternatives that support or improve the economics of the business. There is a risk that the Company will not acquire customers quickly enough to support the growth assumptions in the financial projections included in this offering. This would cause higher costs and may necessitate additional investment to achieve growth over a longer period of time, and may adversely affect the Company's business, operating results and financial condition.

Dispersed Customers

Applied Bioplastics Corp. uses a distributed manufacturing model to minimize the CO2 emissions of its production process. It seeks to locate plant fiber treatment relatively close to where the plant fiber is grown yet also close to where the plant fiber is blended (compounded) into thermoplastic. The economics of this model depend upon a sufficient nexus of customer demand. If customers are dispersed widely with low demanded volume, the Company would be forced to fulfill orders across longer distances, narrowing the unit margin of the product as well as increasing its CO2 footprint. The risk is that these impacts are so severe that the Company must decline sales.

Competition

There is the threat of competition, as it is possible that other biobased material companies may target the same markets and customers that the Company intends to. Competitions may lead to a decrease in expected sales and increase in costs to acquire customers if such competitors are able to achieve similar pricing and performance measures.

Feedstock Volatility

Applied Bioplastics requires petrochemicals and plant fiber to blend its products. Both are subject to market forces that affect price and availability. There is a risk that these supplies are not available or are very costly when and where needed, which would impact the Company's ability to deliver and thus reduce its reputation with buyers.
The Company manufacturing facilities is planned to be international. Specifically, India and Bangladesh. Geopolitical risk, forgeign currency exchange rates, among other items may increase the risk of delays in production.

Production

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production in-house takes several months and must be justified by sufficient demand. The risk is that rapid increases in demand drive narrower than expected margins due to higher reliance on vendors than the Company would prefer. This would lower the growth rates assumed in the Company's projections.

Financial

Availability of Project Financing / Leasing for Facility Construction

The Company's business plan includes the construction of facilities for treating plant fiber. The costs of each facility is amortized into the cost of goods and services for the treated plant fiber. This is predicated on the use of project financing and/or leasing to support the amortization of capital expense. The risk is that such financing or leasing is not available at sufficiently attractive costs, requiring that the building of such facilities be delayed until sufficient profit (or additional investment) is available. This would lower the growth rates reflected in the Company's projections.

Availability of Affordable Accounts Receivable Factoring Lending

The Company's projections anticipate net 60 day payments on invoices. As the volume of sales increases, the size of Accounts Receivable grows quickly. The Company expects to use factoring lending to manage the Accounts Receivable balance. There is a risk that the Company cannot arrange affordable factoring lending which would impact the ability of the Company to service additional growth. Profits can be redirected to offset this impact somewhat. The overall impact would be slower growth than shown in the Company's projections.

History of Losses

The Company has a history of financial losses and may not attain profitability. If the Company does not achieve or sustain profitability in the future, it may be unable to continue its operations or operate as a going concern. The Company has incurred net losses since its formation. After the Offering, the Company may continue to incur significant operating losses and negative cash flows in the future. The Company may not attain profitability. Even if the Company does attain profitability, it may not be able to sustain it in the future.

Regulatory

Manufacturing Regulations

Over time, the Company will be deploying manufacturing facilities to prepare and treat plant fiber while lowering unit costs for its feedstock. These small industrial facilities will be subject to local, state, and country regulations and permitting. While the Company tries to

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Tax Regulations

The Company has not assumed any tax incentives in its plan. It does not rely on carbon credits to achieve market advantage. However, competition may use such incentives to gain advantage. The risk is that the Company loses (or does not secure) market share until it can match the tax behavior of its competition.

Legal

The Company may be subject to lawsuits and litigation in the future. Even if the Company is successful in defending any claims made against it, the costs of defending against such claims would drain the Company's resources. This could delay or prevent the Company from achieving profitability and impact its ability to obtain financing to fund its operations in the future or to attract an acquiring Company.

Crowdfunding Risks

Speculative

The Company's business objectives must be considered highly speculative, and investing in a SAFE is speculative, involves a high degree of risk, and is suitable only for persons who are able to assume the risk of losing their entire investment. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Limited operating history

The Company and its business plans, the contractual relationships required, and other components that will make the Company a success are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2019 has limited operational history. The Company has not secured its first purchase order for production use of its products yet. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, regardless of the experience of the management team. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Nascent Industry

The biocomposites industry has not matured. There is also limited proof of the business

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Investment in Personnel

The Investment in a SAFE is also an investment in the founders or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company. Each of Colin Ardern and Alex Blum, directors of the Company, hold substantial equity interests in the Company and their interests may be different from those of the Investors.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees. To be successful, the Company needs people to run the day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate these personnel when needed. The Company may make hiring mistakes. Not attracting the right personnel or making hiring mistakes could adversely affect the business, financial condition, and operating results. Competition for highly skilled personnel is frequently intense. The Company competes with many larger and better funded organizations both inside and outside of its industry for skilled personnel, and the Company may be unable to compete with the compensation and other benefits that these organizations offer to attract candidates and retain existing personnel.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. Any additional funds raised may provide for rights, preferences or privileges senior to the SAFE. In addition, the terms could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less

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There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General economic conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions, could impact the Company's ability to collect payments.

COVID-19

COVID-19 or similar public health emergencies may impact the Company's ability to fulfill contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Vendors may experience unexpected financial difficulties given unemployment rates and illness amongst employees and thus default on or delay their contractual obligations which in turn would impact the Company's to meet its obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and impacts its forecasted need for capital.

Investment is not a Diversified Investment

The Company is a "non-diversified" investment and changes in the financial condition or market value of its projects may cause a greater fluctuation than in a "diversified investment".

Illiquidity

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such Investor does seek to resell a SAFE and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Restrictions on Transferability of SAFEsWill Limit the Ability of Purchasers to Transfer their Interests

SAFEs offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the SAFEs may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available.

No Public Market

There is no public market for, and the investor may be unable to sell, the SAFEs. The Company's offer and sale of theSAFEs will not be registered under the Securities Act or under any state securities laws. No transfer of the SAFEs may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. Those costs

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should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

SAFE Risks

Indefinite or delayed conversion

The SAFE will convert to equity if the company raises an equity financing, dissolves, or conducts a liquidity event, initial public offering, or direct listing. If that does not happen you could own your SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering or direct listing. If neither the conversion of the Securities nor a liquidity event, initial public offering or direct listing occurs, Investors could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing.

No Voting Rights

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Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Event of Default or Sale of the Company

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that SAFE holders will receive their investment back and an additional return. As a SAFE holder, you are ahead of equity interests outstanding at the time of the event for a payout; once the SAFE has converted, you will have the same liquidation or dissolution status as the equity triggering the conversion which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFES may be entitled to a return of the principal amount invested. Despite such contractual provisions in the SAFEs, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment.. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Equity securities acquired upon conversion of the SAFEs, may be significantly diluted as a

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the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company 's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Long term or indefinite hold

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely. As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to sell their security. The investor must therefore bear the economic risks of its investment for an indefinite period of time.

No Promise of Return

Unlike a debt holder, a SAFE investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return, but also the greater opportunity for a higher return commonly referred to as risk vs return. Before dividends are paid to an equity holder, , the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As a SAFE holder, or if the SAFE converts to an equity owner in the Company, with no voting rights, you will not have any ability to influence the payment of dividends.

Valuation Risk

There is no present market for the SAFEs and the Company has not conducted a third-party valuation to set the offering price of the SAFEs, and such price has been set arbitrarily. The Offering price was not established in a competitive market thus the price has been set arbitrarily for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold at the Offering price or at any other price. The economic terms of the SAFEs have not previously been validated by any arm's lengths transactions in which any

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Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

No Public Market; Transfer or Sales Limitations

There is no public market for, and the investor may be unable to sell, the SAFEs, and if converted the equity interests.

No transfer of the SAFEs or if converted the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

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You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.



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Applied Bioplastics SAFE

Decarbonizing durable plastics using Plant Fibers

$100K

Target Offering Amount

$1.24M

Maximum Offering Amount



$25K
COMMITTED
25%

INVEST

OVERVIEW   TERMS & FINANCIALS   FAQS   DOCUMENTS   VIDEO   UPDATES

Terms

Security Type: Equity - SAFE

[(Learn more about SAFEs here)](#)

Minimum Investment Amount: $200

Investment Increments: $200

Target Offering Amount: $100,000

Maximum Offering Amount: $1,235,000

Conversion Terms: Post-Money Valuation Cap of $20,000,000 or Discount Rate of 85%

Use of Proceeds



including samples production and marketing expenses to facilitate further fundraising.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	100,000	100%	1,235,000	100%
Less: Raise Green Service Fees	7,000	7%	86,450	7%
Less: Raise Green Amendment Fee	1,000	1%	1,000	0.08%
Net Proceeds	92,000	92%	1,147,550	92.92%
Less: Payroll and New Hires	18,750	18.75%	407,550	33%
Less: Research & Development	35,000	35%	296,600	24%
Less: Marketing and Sales	31,750	31.75%	148,200	12%
Less: Other General & Administrative	6,500	6.5%	295,400	23.92%
Total Use of Net Proceeds	92,000	92%	1,147,550	92.92%

Table 1. Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds set forth

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Applied Bioplastics SAFE

Decarbonizing durable plastics using Plant Fibers

$1.24M Maximum Offering Amount



0.5%
COMMITTED
$6K



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 **Raise Green**

How will the company make money and generate investor returns?

The company plans to make money selling products using its proprietary technology. This potential offering is of a Simple Agreement for Future Equity (SAFE) from the company. A SAFE is an agreement to provide you a future equity stake based on the amount you invested, if—and only if—a triggering event occurs, such as an additional round of financing or the sale of the company.

What domain expertise does the team have?

Our team of 20 includes 5 PhDs specializing in various aspects of polymers and biocomposites. We have gathered an advisory board of experienced manufacturers and thought leaders to guide us on this journey.

How is this different from recycling?

Recycling single-use plastics is an important but insufficient initiative. Close to 2/3 of all plastics are durable, used for years or decades. They are typically not recycled but discarded. We make these durable plastics more sustainable both during their use and after they are discarded. Through our research and partnerships, we are advocating for better disposal of durable plastics to further improve their sustainability.

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Investors must make their own investment decisions, either alone or with
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You should view all of the investment opportunities on our Site as risky. You
should consider investing only if you can afford to lose your entire investment
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will be hard to estimate how much you could earn from your investment.
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Applied Bioplastics

Applied Bioplastics SAFE

Decarbonizing durable plastics using Plant Fibers

$1.24M Maximum Offering Amount



0.5%
COMMITTED
$6K

INVEST

OVERVIEW   TERMS & FINANCIALS   FAQS   DOCUMENTS   VIDEO   UPDATES

SAMPLE Applied Bioplastics Subscription Agreement SAFE

PDF

SAMPLE Applied Bioplastics Subscription Agreement

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You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Applied Bioplastics SAFE

Decarbonizing durable plastics using Plant Fibers

$1.24M Maximum Offering Amount

0.5%
COMMITTED
$6K

INVEST

| OVERVIEW | TERMS & FINANCIALS | FAQS | DOCUMENTS | VIDEO | UPDATES | Q & A |

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We

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You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Applied Bioplastics SAFE

Decarbonizing durable plastics using Plant Fibers

$1.24M Maximum Offering Amount

0.5%
COMMITTED
$6K

INVEST

| OVERVIEW | TERMS & FINANCIALS | FAQS | DOCUMENTS | VIDEO | UPDATES | Q & A |

December 14, 2022

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Applied Bioplastics SAFE

Decarbonizing durable plastics using Plant Fibers

$1.24M Maximum Offering Amount

0.5%
COMMITTED
$6K

INVEST

| OVERVIEW | TERMS & FINANCIALS | FAQS | DOCUMENTS | VIDEO | UPDATES | Q & A |

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 Raise Green

Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Video Transcript:

https://www.youtube.com/watch?v=4k_M5yA9op4

At Applied Bioplastics we reduce the carbon footprint of durable plastic goods by combining normal plastics with biosourced cellulose fibers. Why? The carbon emissions associated with plastic production are a major problem. They currently account for about seven percent of all human emissions and growing. We're fixing this problem by using Earth's most abundant resource, cellulose. Earth produces 100 billion tons of cellulose per year. You may not know that cellulose is a polymer because it is different from other polymers in that it is hydrophilic. It likes water and nearly all other polymers are hydrophobic: they repel water. This key difference means that cellulose and other

10

polymers don't work well together, until now. Using our proprietary technology, Applied Bioplastics is able to make the surface of cellulose fibers hydrophobic, which bonds much better with other polymers and allows us to produce a blend of plant fiber and plastic that can reduce the carbon footprint of the final material by over 40 percent. Our feedstock matches regular plastic on price and performance and does not require any equipment changes to adopt. It's compatible with post-consumer, post-industrial, and bio-based resins as well as standard resins. Our composites address the largest segment of plastics, durable plastic goods, a segment not yet solved by circular economy initiatives or biodegradable plastics. Unlike most alternative plastics we are able to use a wide variety of plant fiber from all over the world from intentionally farmed plants like jute and hemp to agricultural waste streams like sugar cane and corn husk and even to invasive plant species like kudzu and water hyacinth. We purchase and collect our non-food natural fiber at fair trade prices grown water efficiently on marginal land and help businesses and governments dispose of unwanted plant matter without composting or burning. Plastics laid the foundation for the world we live in. Our planes, trains and automobiles, toys, tools, and technology wouldn't be possible at a modern scale without them. Let's make those plastics better for the world together. The future of manufacturing is here and we hope you'll join us.

Appendix 5 - Testing the Waters Materials

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Indication of Interest - Applied Bioplastics SAFE

Decarbonizing durable plastics using Plant Fibers

$250K Target Interest Amount



89.2%
COMMITTED
$223K

SIGN IN TO EXPRESS INTEREST

OVERVIEW   TERMS & FINANCIALS   FAQS   VIDEO   UPDATES   Q & A



Raise Green

performance parity with traditional plastics while reducing emissions by 20-40%.

The Company is taking indications of interest in a potential offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed through Raise Green. No investment or obligation is required to indicate your interest. Those who indicate interest receive notification if an offering goes live!

Applied Bioplastics - Decarbonizing plastic



Highlights

 **Raise Green**

opportunity to seize your legacy as a climate activist by being an early investor in this endeavor.

- Minimum investment of $1,000, with incremental amounts of $1,000 thereafter.

- We have already opened conversations with over 30 household brands who are excited about using our material to help them reach their corporate climate action goals.

- Applied Bioplastics has a leadership team of disrupters with the skills to change an entrenched industry.

- Besides manufacturing lower-carbon durable plastics, we have a robust R&D operation developing additional and better biocomposites as well as a humanitarian operation using our technology to produce building material for temporary housing for refugees.

Spread the Word!



Raise Green





"We are so excited to make an immediate difference in the carbon footprint of durable plastics with our drop-in replacement. It's never been more urgent for us to fight climate change and we are taking action now to be part of the solution"

– Colin Ardern, President & COO, Applied Bioplastics

 **Raise Green**

The Opportunity

Polypropylene dominates plastics production, and there is no sustainable alternative. Applied Bioplastics is commercializing low-cost, cellulose-based biopolymers as a substitute for standard plastic.

We are raising up to $2.7 million to provide ample resources to introduce our material and secure written letters of interest. This documented demand enables our growth phase where we start capturing noticeable market share of the polypropylene market (valued at over $75B in 2020*).

*International Energy Agency, 2020. https://www.iea.org/data-and-statistics/charts/production-of-key-thermoplastics-1980-2050

The Impact

 **Raise Green**

Our blend of plant fiber and plastic can reduce the carbon footprint of the final material by over 40 percent, or about 0.5 kg CO2 per 1 kg of polypropylene (Scope 1 relative to the brand manufacturer). The product is scalable because it can blend with existing polymer production, specifically polypropylene.

Upside Potential

Through our investment in R&D we anticipate achieving 80% CO2 footprint reduction through the use of other plant fibers and recycled and/or bio-based polymer resins. The product was reviewed by faculty at the University of Texas and Michigan State.

Community Benefit

Our plant material feedstock generates positive local economic impact for farmers. Applied Bioplastics purchases raw materials at Fair Trade pricing and provides opportunities for waste fiber (e.g. Jute, Hemp) and non-food crops, which provides farmers additional revenue streams. The feedstock cultivation also improves soil quality so that other crops can be rotated with better yields.

Humanitarian Application

Applied Bioplastics' technology has many target markets and commercial applications, but we've started from the beginning with positive impact in mind: One of our first and most active applications is in the humanitarian sector, where we currently provide structural and siding materials used to construct safe and durable housing for refugees in Bangladesh, in partnership with major NGOs.

The Company

 **Raise Green**

are headquartered in Austin, TX with employees and advisors across the US, India, and Bangladesh. We have subsidiaries in Bangladesh and India to support those operations. Our website is www.appliedbioplastics.com

Why Invest?

You can tip Applied Bioplastics to success by investing right now. Many investors are eager to jump in once demand is proven, but you can be among the early supporters who help us introduce our product and create that documented demand.

Market & Strategy

 **Raise Green**

Our refugee housing initiative is partnered with major NGOs in Bangladesh to provide improved shelters for refugees (as opposed to tarps and bamboo sticks) using building material created locally with our technology.

Target Market

Our approach is to select sector leaders who have made significant public climate action commitments. We will leverage success with those leaders ("flagship customers") to generate momentum among others in the sector.

Competitive Advantage

While many companies are developing biomaterials, most are focused on short-lived plastics such as films or bottles or dinnerware/cutlery. There are about 16 companies that are producing polypropylene or ABS with some amount of natural fiber. Where pricing is available, these materials are 50-100 times more expensive than conventional durable plastics. These companies also have not demonstrated the ability to deliver at scale.

Applied Bioplastics is producing a plant-based additive that can be blended with polypropylene (and in the future, other polymers) that is cheaper than the polypropylene it is being blended into. The cost of the blend is comparable to conventional polypropylene with similar properties as the polypropylene it is blended into. We have production techniques that allow rapid, massive scaling to address the very large market opportunity that our material targets.

Press

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by **S&P Global**

Category winner at Energy Transition Venture Day at CERAWeek 2022

 **Aimforthemoon˙**

Interview with Aimforthemoon Corporate Innovation Studio

 **RICE | ALLIANCE**

Rice OTC Venture Pitch Day Winner

SXSW↙

SXSW Pitch 2021 Winner

Team

 **Raise Green**

Colin Ardern

President & COO

Educated in Finance, experienced in delivering multi-million dollar software implementations.

https://www.linkedin.com/in/colin-ardern/

 **Raise Green**



Alex Blum

CEO

Highly successful enterprise sales professional, documentary maker, policy advocate.

https://www.linkedin.com/in/alexappliedbio/

 **Raise Green**

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy.

 **Raise Green**

recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

 **Raise Green**

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Indication of Interest - Applied Bioplastics SAFE

Decarbonizing durable plastics using Plant Fibers

$250K Target Interest Amount



89.2%
COMMITTED
$223K

SIGN IN TO EXPRESS INTEREST

OVERVIEW   TERMS & FINANCIALS   FAQS   VIDEO   UPDATES   Q & A

Terms

Security Type: Equity - SAFE

Minimum Investment Amount: $1,000

Investment Increments: $1,000

Target Offering Amount: $250,000

Maximum Offering Amount: $2,700,000

 **Raise Green**

The planned use of raised proceeds includes product introduction operations, including samples production, and marketing expenses to facilitate further fundraising.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	250,000	100%	2,700,000	100%
Less: Raise Green Service Fees	12,500	5%	135,000	5%
Net Proceeds	237,500	95%	2,565,000	95%
Less: Payroll	50,000	20%	1,350,000	50%
Less: Research & Development	35,000	14%	436,000	16%
Less: Marketing and Sales	100,000	40%	236,000	9%
Less: Other General & Administrative	52,500	21%	543,000	20%
Total Use of Net Proceeds	237,500	95%	2,565,000	95%

Table 1. Use of Proceeds.

Financial Projections

Our financial plan anticipates long customer trials followed by rapid scaling once customers commit to using our material. Quicker adoption by customers would shift revenue earlier and generate much greater revenue by 2026.



Revenue	$ -	$ -	$ -	$17,700	$28,900	$105,300
Income	$ -	$ -	$ -	$70,093	$91,955	$283,696
Cost of Goods Sold	$ -	$ -	$ -	$52,393	$63,055	$178,396
Expenses	$1,000	$1,600	$2,000	$4,300	$4,800	$4,800
Payroll (Sales, R&D, Operations)	$529	$768	$1,187	$1,324	$1,620	$1,686

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Raise Green is registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

 **Raise Green**

‹ Back to Offers



Applied Bioplastics

Indication of Interest - Applied Bioplastics SAFE

Decarbonizing durable plastics using Plant Fibers

$250K Target Interest Amount



89.2%
COMMITTED
$223K

SIGN IN TO EXPRESS INTEREST

OVERVIEW   TERMS & FINANCIALS   FAQS   VIDEO   UPDATES   Q & A

 **Raise Green**

How will the Company make money and generate investor returns?

The Company plans to make money selling products using its proprietary technology. This potential offering is of a Simple Agreement for Future Equity (SAFE) from the Company. A SAFE is an agreement to provide you a future equity stake based on the amount you invested, if—and only if—a triggering event occurs, such as an additional round of financing or the sale of the company. Prior to opening a live securities offering, the Company would define these conditions and other terms of the offering for investor review.

What domain expertise does the team have?

Our team of 18 includes 5 PhDs specializing in various aspects of polymers and biocomposites. We have gathered an advisory board of experienced manufacturers and thought leaders to guide us on this journey.

How is this different from recycling?

Recycling single-use plastics is an important but insufficient initiative. Close to 2/3 of all plastics are durable, used for years or decades. They are typically not recycled but discarded. We make such durable plastics more sustainable both during their use and after they are discarded. Through our research and partnerships, we are advocating for better disposal of durable plastics to further improve their sustainability.

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By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a



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Indication of Interest - Applied Bioplastics SAFE

Decarbonizing durable plastics using Plant Fibers

$250K Target Interest Amount



89.2%
COMMITTED
$223K

SIGN IN TO EXPRESS INTEREST

| OVERVIEW | TERMS & FINANCIALS | FAQS | VIDEO | UPDATES | Q & A |

December 12, 2022

Leadership Title Changes at Applied Bioplastics!

As we work towards the inflection point of first recurring revenue, we are making a few leadership title changes - Colin's title has changed to President & COO, and Alex has stepped into the CEO role.

Read More

November 9, 2022

Expansion in India and Positive U.S. Trial!

Applied Bioplastics has reached some major milestones over the last few weeks:

- Signed revenue sharing agreement to distribute our material in India which will quickly lead to

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September 23, 2022

Applied Bioplastics wins The Startup Tank Climate Tech Investor Pitch Show!

Applied Bioplastics won the August 29th, 2022 pitch competition on The Startup Tank Climate Tech Investor Pitch Show hosted by Matt Ward of 4Ward.VC. The Pitch is available on YouTube here.

Read More

July 20, 2022

Applied BioPlastics Wins StartEngine Pitch Competition!



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[Read More](#)

July 18, 2022

Funding Progress Indicator

Please note the Funding Progress Indicator on the Overview Page has been updated to reflect progress vs the Target Amount to better measure the offering's progression. If you have any questions, do not hesitate to reach out to Raise Green.

June 8, 2022

Stay Tuned For Updates!

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Raise Green is registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

 **Raise Green**

‹ Back to Offers



Indication of Interest - Applied Bioplastics SAFE

Decarbonizing durable plastics using Plant Fibers

$250K Target Interest Amount



89.2%
COMMITTED
$223K

SIGN IN TO EXPRESS INTEREST

OVERVIEW   TERMS & FINANCIALS   FAQS   VIDEO   UPDATES   Q & A

Question & Answers

Andy Kerr

What does the "SAFE" "Equity - SAFE" mean? For $1k, how many shares of the company would I get? What is the valuation of the company?

Raise Green Representative - Raise Green Inc ^&

Ron Martin, Applied Bioplastics' Chief Strategy Officer, has answered: "We are raising funds using an instrument called Simple Agreement for Equity (SAFE). It is a "a legally binding promise to allow an investor to purchase a specified number of shares for an agreed-upon price at some point in the future." (https://www.contractscounsel.com/t/us/safe-note#toc--what-is-a-safe-note-) The agreement promises to convert the investment into company shares once a share price is established, subject to a discount rate and/or valuation cap. Startups use this instrument to avoid protracted discussions about valuation when valuation is difficult to assess. Should we proceed with the offering outlined in this project, we would offer a 15% discount or a $15m valuation cap to govern the conversion of investment to shares. This means that a $1k investment would turn into 0.0067% ownership of the company if the priced shares are based on a valuation higher than $15m. It the valuation is less than $15m, the $1k investment would convert to $1k/(valuation)/(1-15%). "

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

Video Transcript:

https://www.youtube.com/watch?v=4k_M5yA9op4

At Applied Bioplastics we reduce the carbon footprint of durable plastic goods by combining normal plastics with biosourced cellulose fibers. Why? The carbon emissions associated with plastic production are a major problem. They currently account for about seven percent of all human emissions and growing. We're fixing this problem by using Earth's most abundant resource, cellulose. Earth produces 100 billion tons of cellulose per year. You may not know that cellulose is a polymer because it is different from other polymers in that it is hydrophilic. It likes water and nearly all other polymers are hydrophobic: they repel water. This key difference means that cellulose and other

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polymers don't work well together, until now. Using our proprietary technology, Applied Bioplastics is able to make the surface of cellulose fibers hydrophobic, which bonds much better with other polymers and allows us to produce a blend of plant fiber and plastic that can reduce the carbon footprint of the final material by over 40 percent. Our feedstock matches regular plastic on price and performance and does not require any equipment changes to adopt. It's compatible with post-consumer, post-industrial, and bio-based resins as well as standard resins. Our composites address the largest segment of plastics, durable plastic goods, a segment not yet solved by circular economy initiatives or biodegradable plastics. Unlike most alternative plastics we are able to use a wide variety of plant fiber from all over the world from intentionally farmed plants like jute and hemp to agricultural waste streams like sugar cane and corn husk and even to invasive plant species like kudzu and water hyacinth. We purchase and collect our non-food natural fiber at fair trade prices grown water efficiently on marginal land and help businesses and governments dispose of unwanted plant matter without composting or burning. Plastics laid the foundation for the world we live in. Our planes, trains and automobiles, toys, tools, and technology wouldn't be possible at a modern scale without them. Let's make those plastics better for the world together. The future of manufacturing is here and we hope you'll join us.